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February 7, 2002

Nordstrom, Inc.
P.O. Box 1770
Seattle, WA 98111-1770


Mr. Albert Yarashus
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Nordstrom, Inc. - Registration Statement on Form S-3
     File No. 333-50028

Dear Mr. Yarashus:

Pursuant to Rule 477(a) and (c) promulgated under the Securities Act of 1933, as amended, Nordstrom, Inc., a Washington corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-3, together with all exhibits thereto, Commission File No. 333-50028 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on November 15, 2000.

Pursuant to the terms of a Share Purchase and Contribution Agreement
(the "Agreement") between the Registrant and certain selling shareholders (the "Selling Shareholders") named in the Registration Statement, the Registrant registered 2,537,000 shares of its Common Stock, no par value per share (the "Shares"), received by the Selling Shareholders pursuant to the Agreement. The Selling Shareholders acquired the Shares in connection with the acquisition by the Registrant of Faconnable S.A.
None of the Shares have been sold under the Registration Statement.
Pursuant to the terms of the Agreement, the Registrant agreed to cause the Registration Statement to remain effective only until October 23, 2001. Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Registrant further requests:

1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."







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If you have any questions regarding the foregoing application for withdrawal, please contact Michael E. Morgan or Gregory L. Anderson of Lane Powell
Spears Lubersky LLP, legal counsel to the Registrant, at (206) 223-7000.

Sincerely,

NORDSTROM, INC.

/s/                   N. Claire Chapman
-----------------------------------------
                    N. Claire Chapman
                  Corporate Secretary

cc:  Gregory L. Anderson
     Michael E. Morgan

bcc: Duane E. Adams
     D. Wayne Gittinger
     David L. Mackie